Exhibit 99.1

Contact: Trinity Biotech plc Gary Keating, PhD. (353)-1-2769800	RedChip Companies Inc. Dave Gentry, CEO (1)-407-644-4256 (1)-800-RED-CHIP (733-2447) TRIB@redchip.com

New Trinity Biotech Clinical Trial Data Shows Its CGM+ Technology Tackles a Major CGM User Problem by Going Beyond Glucose-Only Monitoring

- Analysis of over 5,000 hours of clinical wear data validates Trinity Biotech’s CGM+ 's purpose-built capability to distinguish nocturnal compression-related false lows from true blood glucose lows

- Demonstrates practical value of Trinity Biotech's proprietary multi-sensor wearable biosensor technology beyond glucose-only CGM monitoring

- Reinforces differentiation opportunity for CGM+ within the $15 billion1 global CGM market

DUBLIN, Ireland and Wilsonville, Ore (July 02, 2026) - Trinity Biotech plc (Nasdaq: TRIB), a commercial stage biotechnology company focused on human diagnostics and the development of innovative solutions addressing unmet clinical and industrial needs, today announced clinical study results demonstrating that its next-generation CGM+ wearable biosensor platform has successfully delivered a purpose-built capability to identify nocturnal compression-related false low glucose events, with its differentiated technology addressing a common limitation of conventional continuous glucose monitoring (CGM) systems. These findings provide further validation of Trinity Biotech's multi-sensor CGM+ architecture and its ability to deliver valuable physiological context alongside glucose measurements.

The analysis utilized approximately 5,000 hours of device wear data collected from insulin-dependent people with diabetes during a pre-pivotal clinical trial completed during the second quarter of 2026. By combining glucose measurements with additional physiological signals captured through a proprietary sensor architecture integrated within the CGM+ platform, Trinity Biotech developed an algorithm designed to distinguish false low glucose readings caused by sensor compression during sleep from true changes in blood glucose levels.

Compression-related false low glucose alarms are a common source of inaccurate CGM alerts. Published academic research reports that compression lows can occur, on average, once every 5 to 6 days of CGM wear. 2 These events can disrupt sleep, prompt unnecessary carbohydrate intake and, in automated insulin delivery systems, influence dosing decisions based on inaccurate glucose data. In automated insulin delivery systems, a falsely low CGM reading may cause the pump to reduce or suspend insulin unnecessarily, potentially increasing the risk of later hyperglycaemia.  For users managing diabetes manually, false alarms can lead to unnecessary carbohydrate intake for a low glucose event that did not occur. This may then require correction for elevated glucose, creating avoidable variability often described as "rollercoasting." Because compression lows most often occur overnight, they can also drive sleep disruption and alarm fatigue.

The study findings demonstrate how Trinity's groundbreaking multi-sensor approach can provide physiological context not available in conventional glucose-only CGM systems. Management believes this capability is an important example of how CGM+ can deliver greater utility to users by addressing real-world pain points such as false alarms, sleep disruption and avoidable glucose variability, while also offering automated insulin delivery system providers richer, more contextual data that may support improved system accuracy and decision-making. Trinity believes this dual value proposition can strengthen the differentiation, partner relevance and commercial opportunity for its CGM+ solution.

John Gillard, President and Chief Executive Officer of Trinity Biotech, commented: "CGM+ was designed from the outset to go beyond glucose measurement, by delivering a single wearable device that combines the benefits of continuous glucose monitoring with broader physiological data points, such as heart activity, body temperature, and physical activity. These clinical results further validate that approach and our goal of delivering insights, not just data.

Based on direct conversations with CGM users on their pain points and engagement with the broader ecosystem, we believe real-time identification of nocturnal compression-related false lows addresses an important limitation of glucose-only systems and demonstrates how CGM+ can improve the user experience, strengthen our commercial opportunity and provide richer data to automated insulin delivery partners."

_____________________________

1 https://www.mordorintelligence.com/industry-reports/continuous-glucose-monitoring-market

2 Facchinetti A, Del Favero S, Sparacino G, Cobelli C. Modeling transient disconnections and compression artifacts of continuous glucose sensors. Diabetes Technol Ther. 2016;18(4):264–272.

Validating the CGM+ Platform Strategy

Unlike conventional CGMs, CGM+ has been designed as a multi-sensor wearable biosensor platform that combines glucose measurements with additional physiological signals and AI-driven analytics to provide context and insights rather than glucose data alone.

Trinity believes the nocturnal compression-low detection capability further demonstrates the potential advantages of the CGM+ platform, including:

•         Multi-sensor physiological monitoring

•         AI-native analytics and contextual insights

•         Lower-cost modular device architecture

•         Reduced environmental waste

•         Enhanced user experience through improved physiological insight

CGM+ is in the latter stages of development, and it is intended that this nocturnal compression low function will be incorporated in the CGM+ solution as it moves towards pivotal trial and regulatory submission.

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, our ability to successfully develop and commercialize data center cooling & thermal management solutions for AI and high-performance computing, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the Company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties, and risks related to the condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2025 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech plc (NASDAQ: TRIB) is a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors. The Company develops, acquires, manufactures, and markets diagnostic systems for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry through the acquisition of biosensor assets from Waveform Technologies Inc. Through its Trinovium subsidiary, Trinity Biotech is extending its fluid manufacturing and analytical capabilities into advanced liquid cooling solutions for AI data center infrastructure. Trinity Biotech sells directly in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please visit www.trinitybiotech.com.